May 16, 2001


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We have read "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" included in the attached Form 10-KSB dated May 16, 2001 of Logistics Management Resources, Inc. to be filed with Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Pascale, Razzino, Alexanderson & Co. PLLC